SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In September 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			10,032,272		0.0638	0.0638

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	06	4,236	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	07	5,816	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	08	8,481	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	12	17,061	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	15	5,445	0.00	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	25	20,575	0.00	0.00
			Total Conversion ADRs (Out)		61,614		0.00
Shares	Common	Direct with the Company	Exerc Options	01	16,877	5.138373	86,720.32
Shares	Common	Direct with the Company	Exerc Options	01	52,575	1.092840	57,456.06
Shares	Common	Direct with the Company	Exerc Options	01	107,925	1.296480	139,922.60
Shares	Common	Direct with the Company	Exerc Options	01	71,150	3.120960	222,056.30
Shares	Common	Direct with the Company	Exerc Options	01	34,950	17.198000	601,070.10
Shares	Common	Direct with the Company	Exerc Options	01	79,590	17.840000	1,419,885.60
Shares	Common	Direct with the Company	Exerc Options	04	95,210	11.972000	1,139,854.12
Shares	Common	Direct with the Company	Exerc Options	06	30,125	9.359600	281,957.95
Shares	Common	Direct with the Company	Exerc Options	13	51,502	9.359600	482,038.12
Shares	Common	Direct with the Company	Exerc Options	13	33,764	11.972000	404,222.61
Shares	Common	Direct with the Company	Exerc Options	14	19,415	17.198000	333,899.17
Shares	Common	Direct with the Company	Exerc Options	21	46,000	3.120960	143,564.16
Shares	Common	Direct with the Company	Exerc Options	21	30,125	9.359600	281,957.95
Shares	Common	Direct with the Company	Exerc Options	21	45,700	11.972000	547,120.40
			Total Sell		714,908		6,141,725.46

Shares	Common	Direct with the Company	Plan of Shares Acquisition	01	231,650	18.31	4,241,511.50
Shares	Common	Direct with the Company	Plan of Shares Acquisition	01	102,276	19.76	2,020,973.76
Shares	Common	Direct with the Company	Plan of Shares Acquisition	04	5,100	19.73	100,623.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	06	14,007	20.13	281,960.91
Shares	Common	Direct with the Company	Plan of Shares Acquisition	13	41,845	21.18	886,277.10
Shares	Common	Direct with the Company	Plan of Shares Acquisition	14	15,758	21.19	333,912.02
Shares	Common	Direct with the Company	Plan of Shares Acquisition	21	121,825	21.36	2,602,182.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	28	10,043	21.06	211,505.58
			Total Buy		542,504		10,678,945.87

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			9,798,254		0.0623	0.0623

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In September 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)

ADR (*)	Common	Direct with the Company	Conversion in ADRs	06	4,236	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	07	5,816	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	08	8,481	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	12	17,061	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	15	5,445	0.00	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	25	20,575	0.00	0.00
			Total Conversion ADRs (In)		61,614		0.00

ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	06	6,239	6.45	40,240.76
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	07	34,634	6.46	223,737.04
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	08	52,194	6.43	335,605.56
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	12	5,714	6.68	38,170.90
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	15	200,565	6.81	1,365,846.30
			Total Buy		299,346		2,003,600.56

ADR (*)	Common	Direct with the Company	Exerc Options	06	10,475	3.841600	40,240.76
ADR (*)	Common	Direct with the Company	Exerc Options	07	40,450	5.531200	223,737.04
ADR (*)	Common	Direct with the Company	Exerc Options	08	60,675	5.531200	335,605.56
ADR (*)	Common	Direct with the Company	Exerc Options	12	22,775	1.676000	38,170.90
ADR (*)	Common	Direct with the Company	Exerc Options	15	206,010	6.630000	1,365,846.30
ADR (*)	Common	Direct with the Company	Exerc Options	25	20,575	1.248396	25,685.75
			Total Sell		360,960		2,029,286.31

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

(*)    Each ADR is equivalent to 1 (one) share.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In September 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Subsidiary Name: Ambev Luxembourg S.À.R.L.
Qualification: Position – Total Return Swap

Transactions in the month

Securities / Derivatives	Securities Characteristics (1)	Intermediary	Operation	Day (*)	Quantity (**)	Price USD	Volume (USD) (2)
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	04 (*)	2,363,200	19.7085	46,575,127.20
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	05 (*)	1,098,300	19.7490	21,690,326.70
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	27 (*)	1,411,700	20.9785	29,615,348.45
			Total operation		4,873,200		97,880,802.35

(1)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(2)      Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

(**) The reported quantity is not actually related to a purchase or sale, but an economic exposure arising from the conclusion of a swap agreement on a consolidated basis, in accordance with the Circular Letter/CVM/SEP/Nº07/2017.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer